1700 K Street, NW, Fifth Floor
Washington, D.C. 20006-3817

PHONE 202.973.8800
FAX 202.973.8899

www.wsgr.com

July 19, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 3233

Attn:              Tom Kluck

Bryan Hough

Jeffrey Lewis

Wilson Lee

Rochelle Plesset

Re:                        MogulREIT I, LLC

Amendment No. 1 to Draft Offering Statement on Form 1-A

Submitted June 6, 2016

CIK No. 0001669664

Ladies and Gentlemen:

On behalf of MogulREIT I, LLC (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 30, 2016 relating to the Company’s Amendment No. 1 to its Draft Offering Statement on Form 1-A (File No. 367-00040; CIK No. 0001669664) confidentially submitted to the Commission on June 6, 2016 (the “Offering Statement”).

The Company is concurrently filing via EDGAR Amendment No. 2 of the Offering Statement (“Amendment No. 2”).

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 2.  Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 2.  References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN      BEIJING      BOSTON      BRUSSELS      HONG KONG      LOS ANGELES      NEW YORK      PALO ALTO
SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

U.S. Securities and Exchange Commission

July 19, 2016

General

1. We note your response to comment 1. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact Rochelle Plesset in the Division of Investment Management and engage directly.

RESPONSE TO COMMENT 1:

We spoke with Rochelle Plesset, who provided her feedback on Amendment No. 1, and supplementally provided her with several edits, which are now reflected on the cover page and pages 2, 14, 15, 27, 28, 39, 40, 44, 49, 50, 51, 77, 92, 95, 96, 98, 103, 106, and 107 of Amendment No. 2.

2. We note your response to comment 4 of our prior letter. Please note that we are still considering your response and may have further comments.

RESPONSE TO COMMENT 2:

The Company acknowledges that the Staff is continuing to review the Company’s response to comment 4 from the Staff’s letter dated May 6, 2016.

Management Compensation, page 82

3. We note your disclosure that your Manager will receives fees for services related to the investment and management of your assets and that operating expenses to be reimbursed to your Manager do not include your Manager’s or Realty Mogul Co.’s overhead, employee costs, utilities or technology costs. Please disclose whether your Manager provides similar management services to other entities. Also disclose whether any portion of your management fee will be allocated to the payment of executive officers. We note that Item 11 of Form 1-A requires disclosure of all proposed compensation to be paid to individuals in their capacities as executive officers or directors.

RESPONSE TO COMMENT 3:

The Company advises the Staff that the Company’s Manager does not provide any management services to any other entities, although the Manager may do so in the future.  Additionally, no portion of the fees paid by the Company to the Manager will be allocated to the executive officers, as no individual will receive compensation in his or her capacity as an executive officer of the Manager.

The Company has revised pages 17 and 82 of Amendment No. 2 in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission

July 19, 2016

Investment Objectives and Strategy, page 92

4. Please discuss in greater detail your finance strategy with respect to types of financing, such as, long or short term, secured or unsecured, fixed or floating, bank or securitizations, etc.

RESPONSE TO COMMENT 4:

The Company supplementally advises the Staff that it does not currently have a financing facility in place and that it is continuing to research and assess its financing options.  While the terms of any financing facility will be subject to negotiation with the lender and market conditions, the Company expects that a financing facility would be full-recourse against all of the Company’s assets, would be provided by a bank, and would have a term that corresponds to the terms of the initial first-position mortgage loans in which the Company invests.  Additionally, the Company expects the interest rate for the financing facility to be a floating, rather than a fixed, rate.

Exhibits

5. We note that the issuer intends to qualify as a REIT. Please provide as an exhibit a tax opinion that discusses the material tax aspects of the offering. See Item 12 of Industry Guide 5.

RESPONSE TO COMMENT 5:

The Company has revised pages 126 and 158 of Amendment No. 2 and included a tax opinion as an exhibit to the Offering Statement in accordance with the Staff’s comment.

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Please direct your questions or comments regarding this letter or Amendment No. 2 to the undersigned at (202) 973-8800. Thank you for your assistance.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert Rosenblum
Robert Rosenblum, Esq.

cc:                              Jilliene Helman

Ryan Sakamoto, Esq.

RM Adviser, LLC

Michael C. Labriola, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation